Buenos Aires, June 13h, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:Relevant Event – Commercial Operation Date for GEBATG04 at Genelba Thermal Power Plant.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company”), to inform that Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A. – ‘CAMMESA’), as entity in charge of the dispatch in the Wholesale Electric Market, granted the commercial commissioning to the Gas Turbine 04 (“GEBATG04”) at Genelba Thermal Power Plant as of 0hs of June 12th 2019, for a net capacity up to 187 MW. The unit is part of the Genelba Plus combined cycle project that also includes the installation of a steam turbine and the enhancement of the existing gas turbine (the “Project”).

The Project was awarded by Resolution SEE 926-E/17, as a result of a tender new cogeneration and combined cycle projects launched by Resolution SEE 287-E/17, and which award was informed as relevant event on October 18th, 2017. Once the combined cycle is granted its commercial commissioning, the energy supply contracts executed with CAMMESA will come in force for a 15-year period, for a maximum committed net capacity of 377 MW.

The estimated investment in the Project amounts to US$350 million, and once works are finalized, the Genelba Thermal Power Plant will have two combined cycles with a total installed capacity of approximately 1.2 GW.

            Sincerely,

_________________________________

María Agustina Montes

Head of Market Relations